UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Celator Pharmaceuticals, Inc.

(Name of Subject Company)

Celator Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15089R102

(CUSIP Number of Class of Securities)

Scott T. Jackson

Chief Executive Officer

Celator Pharmaceuticals, Inc.

200 PrincetonSouth Corporate Center, Suite 180

Ewing, New Jersey 08628

(609) 243-0123

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel Wolf

David B. Feirstein

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Celator Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2016 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Plex Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jazz Pharmaceuticals plc, a public limited company formed under the laws of Ireland (“Parent”), made pursuant to an Agreement and Plan of Merger, dated as of May 27, 2016, among Parent, Purchaser and Company (as it may be amended or supplemented from time to time), to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share (“Shares”), at a purchase price of $30.25 per Share, net to the Seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, which together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed by Purchaser and Parent with the SEC on June 10, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph under the heading “Regulatory Approvals” on page 41 of the Schedule 14D-9 and replacing it with the following paragraphs:

“The condition to the Offer requiring that any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have expired or been terminated has been satisfied by the expiration of the HSR Act waiting period, effective June 24, 2016 at 11:59 p.m. (Eastern Time). The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

On June 26, 2016, Parent issued a press release announcing the termination of the waiting period, a copy of which is filed as Exhibit (a)(5)(ii) to the amendment to the Schedule TO filed with the SEC on June 27, 2016 (the “Schedule TO/A”) and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following hereto:

Exhibit Number	Description

(a)(5)(D)	Press Release issued by Parent, dated June 26, 2016 (incorporated herein by reference to Exhibit (a)(5)(ii) to the Schedule TO/A filed with the SEC on June 27, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celator Pharmaceuticals, Inc.

By:	/s/ Scott T. Jackson
Name: Scott T. Jackson Title: Chief Executive Officer

Dated: June 27, 2016